Exhibit 99.1

Jeffs’ Brands Reports Record $13.6 Million Revenue for 2024

Tel Aviv, Israel, April 01, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) with the Securities and Exchange Commission (the “SEC”).

The 2024 Annual Report includes the Company’s audited financial statements for the year ended December 31, 2024. The 2024 Annual Report can be accessed at the SEC’s website at https://www.sec.gov/ and Jeffs’ Brands’ investor relations website at https://investor.jeffsbrands.com/secfilings.  This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

2024 and Q1 2025 Key Highlights:

●	Record Revenue: Revenue increased by approximately 36.8% to $13.68 million for the year ended December 31, 2024, a significant increase from $10.3 million for the year ended December 31, 2023. This increase was primarily due to strong sales from its subsidiary Fort Products Limited (“Fort”) in the U.K. and Europe, particularly in France.

●	In March 2025, Jeffs’ Brands announced the completion of the development stage for Fort’s AI-Based pest control app.

●	In March 2025, Jeffs’ Brands announced the closing of the strategic acquisition of Pure NJ Logistics LLC, a U.S. company that operates a U.S. based logistics center.

●	In March 2025, the Company achieved an important milestone towards the completion of Fort’s proposed merger with a publicly traded company in Canada and received a valuation report of Fort for approximately $11.6 - $14.2 million.

●	In January 2025, Jeffs’ Brands issued a $2.85 million non-recourse convertible promissory note to a certain institutional investor, aiming to leverage Fort’s success in the U.K. and support its expansion to the U.S.

●	In January 2025, the Company entered into a non-binding letter of intent for the sale of its U.S. subsidiary, Smart Repair Pro, to a Canadian public company.

●	In September 2024, Fort was selected by Amazon U.K. as a Key Account and became eligible for the top seller program.

Mr. Viki Hakmon, Chief Executive Officer of Jeffs’ Brands, said: “We are proud to report record revenues for 2024, reflecting the strength of our data-driven strategy and the growing recognition of Fort’s product line across key markets, particularly in the U.K. and Europe. In addition, we’ve made significant strategic progress, from advancing Fort’s AI-based pest control app to expanding our operational footprint with the acquisition of a U.S. logistics center, as well as the proposed merger of Fort with a publicly traded company. We believe these achievements have positioned us for continued momentum and potential enhanced value creation in 2025.”

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating, acquiring products, and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we aim to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. Visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the growing recognition of Fort’s product line across key markets, particularly in the U.K. and Europe, the completion of the proposed merger of Fort or proposed sale of Smart Repair and the Company’s potential continued momentum from its strategic achievements and potential enhanced value creation in 2025. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell the Company’s existing products and grow the Company’s brands and product offerings, including by acquiring new brands; the Company’s ability to meet the Company’s expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC, on March 31, 2025 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com